UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: February 8, 2008

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 600 – 200 Burrard Street, Vancouver, British Columbia V6C 3L9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited (Registrant)
Date: February 8, 2008	By:	/s/ Karen L. Dunfee
Karen L. Dunfee Corporate Secretary

EXTERNAL NEWS RELEASE

08-04-TC

For Immediate Release:	February 8, 2008

Inmet Mining, Petaquilla Copper and Teck Cominco Announce

Results of Interim Report on the Petaquilla Front End Engineering

and Design (FEED) Study

Toronto and Vancouver, Canada—Inmet Mining Corporation (IMN-TSX), Petaquilla Copper Ltd. (PTC-TSX) and Teck Cominco Limited (TCK-TSX) announce the results of an interim report on the Front End Engineering and Design (FEED) Study being conducted by AMEC Americas Limited (AMEC) on the Petaquilla copper project in Panama.

The Interim Report estimates that the capital cost required to develop the Petaquilla project would be US $3.5 billion (including a contingency of $515 million but not including working capital and escalation). The capital cost estimate includes approximately $500 million for the construction of an oil-fired power plant and approximately $280 million for port facilities. Cash costs, including operating and realization costs and net of by-product credits, in years 1 to 10 of the project are estimated to average US $0.85 per pound of copper produced. The study is based on the mine plan developed in 1998, which contemplates a 23-year mine life. The project includes a concentrator capable of processing 120,000 tpd of ore. Construction is expected to take approximately 44 months from issuance of construction permits. Permitting would follow the submission of a social and environmental impact assessment, expected to be completed in the fourth quarter of 2008.

Capital costs for the project have increased substantially over previously published estimates both as a result of scope changes, including enhancements in erosion control, water management and other environmental protection measures, as well as increases in equipment and construction costs that have been affecting projects worldwide. Despite the increase in capital costs required to develop Petaquilla, the shareholders believe that the project still has the potential to be a world-class mining operation.

Work is continuing on the FEED Study. A project review team is currently studying opportunities to reduce the capital costs from the Interim FEED study estimate. Several possible opportunities have already been identified in the area of the grinding circuit, power supply and port infrastructure. The project review team will evaluate these opportunities over the next six weeks and, where appropriate, incorporate these changes into the capital cost estimate.

The parties have agreed that Petaquilla Copper will have the right to present proposals for the construction of the power plant and port facilities for the project, and associated infrastructure, including the road from the concession to the Caribbean coast. To the extent that Petaquilla Copper’s proposals are technically, economically and commercially equivalent to or more attractive than the base case contemplated by the FEED program, Petaquilla Copper’s proposals will be incorporated in the development of the project, and Petaquilla Copper will receive a management fee for preparing the proposals.

TECK COMINCO LIMITED

200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9 -TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com

Inmet holds a 48 percent equity interest in Minera Petaquilla, S.A., the Panamanian company that holds the Petaquilla concession, while Petaquilla Copper currently holds a 52 percent equity interest. Teck Cominco has the right to acquire a 26 percent equity interest in Minera Petaquilla by committing, prior to March 31, 2008, to participate in work plans and budgets leading to commercial production, and by committing to fund 52 percent of development costs for the project. If Teck Cominco funds those development costs, it will recoup 26 percent of the development costs, plus interest at US prime plus two percent per annum, prior to any distributions to Petaquilla Copper. In lieu of receiving funding from Teck Cominco, Petaquilla Copper may elect, within 30 days of Teck Cominco’s production commitment, to finance all or part of the development costs for its 26 percent equity interest in the project. Teck Cominco is the operator of the project.

Forward looking information

Securities regulators encourage companies to disclose forward-looking information to help investors understand a company’s future prospects. This press release contains forward-looking information. These are “forward-looking” because we have used what we know and expect today to make a statement about the future. Forward-looking statements usually include words such as may, expect, anticipate, and believe or other similar words. Capital and operating cost estimates are forward-looking statements, and are based on assumptions that we believe to be reasonable. However, actual events and results could be substantially different because of the risks and uncertainties associated with our respective business or events that happen after the date of this press release. You should not place undue reliance on forward-looking statements.

This press release is also available at www.inmetmining.com, www.petaquillacopper.com and www.teckcominco.com.

About Inmet – Inmet is a Canadian-based global mining company that produces copper, zinc and gold. We have interests in four mining operations in locations around the world: Çayeli, Pyhäsalmi, Troilus and Ok Tedi. For further information, please contact Jochen Tilk, President and Chief Operating Officer, (416) 860-3972.

About Teck Cominco – Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and on the New York Stock Exchange under the symbol TCK. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold, indium and other specialty metals. Further information can be found at www.teckcominco.com. For further information, please contact Greg Waller, Vice President, Investor Relations and Strategic Analysis, (604) 687-1117.

About Petaquilla Copper – Petaquilla Copper Ltd. is a mineral exploration company headquartered in Vancouver, Canada. Its shares are listed on the Toronto Stock Exchange under the symbol PTC. The Company holds 52% of Minera Petaquilla, S.A., a joint venture company developing its world-class copper deposit in the Republic of Panama. Petaquilla Copper also owns 49% of the issued shares of Petaquilla Infrastructure Ltd., a company incorporated to manage and expedite the development of the power, port and related infrastructure in support of the Molejon Gold Mine of Petaquilla Minerals Ltd.